

July 29, 2015

Via E-mail
John P. Durie
Executive Vice President and Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, TX 77098

Re: **Green Bancorp, Inc.**
Registration Statement on Form S-4
Filed July 6, 2015
File No. 333-205495

Dear Mr. Durie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Front Cover Page of Prospectus/Proxy Statement

1.   We note that the consideration is subject to adjustment. Please disclose the aggregate and per share ranges of consideration, giving effect to the adjustments. If the Patriot board does not intend to resolicit shareholders at any point, please state this fact and disclose the worst and best case scenarios in the range of consideration the Patriot shareholders may receive. Also please make corresponding changes throughout the prospectus.

Summary, page 11

2.   Please revise the prospectus summary to quantify the number of shares of Patriot common stock underlying the Patriot restricted stock awards and the shares of Patriot

common stock to be issued in connection with the conversion of all of Patriot's outstanding Series D Preferred Stock and Series F Preferred Stock, respectively.

3.   Please revise to:
- explain how the value of Patriot's consolidated tangible shareholders' equity will be calculated;
- disclose the value of Patriot's consolidated tangible shareholders' equity as of the most recent practicable date; and
- quantify the "applicable threshold" amounts, as set forth on Schedule 1.6(a)(i) to the Merger Agreement, or add a cross-reference to the same.

        Also please make corresponding changes throughout the prospectus.

4.   Please revise to quantify the estimated cash consideration payable in respect of the Patriot stock options as of the most recent practicable date and the resulting impact of such payment on the per share merger consideration payable to Patriot shareholders.

5.   Please revise to quantify the estimated amounts owed to participants in connection with the Patriot SERP as of the most recent practicable date that will be paid on the closing date. In addition, disclose whether the amount owed is expected to increase before the closing date. Also, please explain in greater detail how changes to the final adjusted tangible book value of Patriot reflecting the amounts owed under the Patriot SERP will impact the merger consideration and quantify the resulting impact of such payment, if any, on the per share merger consideration payable to Patriot shareholders.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 29

6.   We note your disclosure in pro forma adjustment (b) that, at the time of the preparation of the pro forma financial statements, you had not completed your fair value of the loans acquired in the merger. Please tell us, and revise your next amendment to explain the $22.8 million pro forma adjustment for loans held for investment.

7.   Given that loans held for investment and deposits constitute such a material portion of assets and liabilities in the pro forma combined balance sheet, please tell us, and revise your next amendment, to provide any updated information regarding the fair value adjustments to these line items.

8.   It appears that you did not eliminate Patriot's goodwill at the merger date in pro forma adjustment (d) regarding goodwill. Please revise in your next amendment or advise otherwise.

9.   Please tell us why there are no proforma adjustments for your Premise and equipment, net.

10.   Please clearly disclose the number and amount of the preferred shares redeemed for cash and the number and amount of the preferred shares converted into common stock.

The Merger

Background of the Merger, page 205

11.   Please substantially revise this section to provide greater detail regarding the background of the merger and provide specific/quantified information where applicable. In particular, and without limitation, please revise to:
* discuss what the three potential strategic partners (other than Bank A) did after executing the confidentiality agreement with Patriot, i.e., whether they pursued further discussions with Patriot and KBW, the dates of any such discussions, etc.;
* clarify whether Patriot or KBW had received any indications of interest from any financial institutions other than Bank A and Green Bank, whether solicited or unsolicited, regarding a possible acquisition of Patriot;
* describe in greater detail the "pros and cons" of Bank A's proposal, the "strengths and weaknesses of Bank A as a prospective transaction partner" and the reasons why the Patriot board determined that Bank A's proposal was insufficient, as discussed at the board meeting held on March 30, 2015;
* disclose any substantive terms that were negotiated, revised and agreed upon, including pursuant to the indication of interest letter provided by Green Bank on April 13, 2015, the letter of intent executed on April 24, 2015, and the terms as finalized between May 5, 2015 and May 27, 2015; and
* disclose the substance of the discussions, e.g., price, reasons for any adjustment to any proposed exchange ratio(s), management carryover, deal protection provisions, etc., between the parties at the various meetings referenced in this section.

U.S. Federal Income Tax Consequences of the Integrated Mergers, page 262

12.   We note the last sentence in the penultimate paragraph on page 263. Your tax disclosure should not assume the tax consequence in issue, i.e., "[a]ssuming that, in accordance with [counsels' opinions], the integrated mergers will together be treated as an integrated transaction that qualifies as a 'reorganization'...." Please revise to state clearly that it is the opinion of counsels that the merger will constitute a reorganization, rather than assuming it qualifies as such.

Signatures

13.   Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Sven G. Mickisch, Esq.